FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002 (November 12, 2002)

THE NEWS CORPORATION LIMITED
(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are copies of announcements by The News Corporation Limited (“News Corporation”) of its First Quarter financial results for the quarter ended September 30, 2002 in US and Australian dollars.

Also annexed hereto is a copy of an announcement by Fox Entertainment Group, Inc. (“FEG”), an indirect, approximately 85% owned subsidiary of News Corporation, relating to FEG’s First Quarter financial results for the quarter ended September 30, 2002.

Such announcement was filed with the Australian Stock Exchange and released in New York on November 5, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: November 12, 2002	By:	/s/ ARTHUR M. SISKIND
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System
A.	Announcement made by News Corporation of its financial results in Australian dollars for the quarter ended September 30, 2002.	6

B.	Announcement made by News Corporation of its financial results in US dollars for the quarter ended September 30, 2002.

C.	Announcement made by FEG of its financial results in US dollars for the quarter ended September 30, 2002.